

Robert Davis · 3rd

Partner

Tucson, Arizona Area · 186 connections · **Contact info**

 **Tango Commercial R[...] Estate**

 **University of Arizon[a]**

Experience



Partner - Associate Broker

Tango Commercial Real Estate

Jun 2015 – Present · 5 yrs

Brokerage, Sales, Advisory



Davis



Vice President

Rein & Grossoehme Commercial Real Estate

Aug 2013 – Jun 2015 · 1 yr 11 mos

Tucson, Arizona Area



Senior VP

Newmark Grubb Knight Frank

Apr 2013 – Aug 2014 · 1 yr 5 mos

Tucson, Arizona Area

Senior Vice President

Grubb & Ellis
May 2000 – Mar 2013 · 12 yrs 11 mos
Tucson, Arizona Area

Education



University of Arizona
BS, Biology, General
1965 – 1971



University of Southern California
1968 – 1969

Skills & Endorsements

Marketing · 3
Mick Mathieu and 2 connections have given endorsements for this skill

Strategic Planning · 2
wade clark and 1 connection have given endorsements for this skill

Team Building · 2
wade clark and 1 connection have given endorsements for this skill

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